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                                                                  EXHIBIT 3(i).1

               Articles of Amendment to Articles of Incorporation

                               American IDC Corp.

                                  P97000048778

Pursuant to the provisions of section 607.1006 Florida Statutes, this Florida Profit Corporation adopts the following amendment(s) to its Articles of
Incorporation:

NEW CORPORATE NAME (if changing): SMART SMS CORP.

AMENDMENTS ADOPTED-(OTHER THAN NAME CHANGE):

Article IV is amended to read: "ARTICLE IV The capital stock of this corporation shall consist of One Billion Twenty Five Million (1,025,000,000) shares of capital stock, of which Twenty Five Million (25,000,000) shall be shares of Preferred Stock with a par value of $.001 per share ("Preferred Stock"), and One Billion (1,000,000,000) shall be shares of Common Stock with a par value of $.001 per share ("Common Stock"). The board of directors, by resolution only and without further action or approval may cause the corporation to issue such Preferred Stock in one or more series and to establish the designation, voting powers, other powers, preferences and rights of each series of Preferred Stock.

The date of each amendment(s) adoption is October 25, 2005.

Effective date, if applicable: November 18, 2005.

The amendments were approved by the shareholders. The number of votes cast for the amendments by the shareholders was sufficient for approval.

/s/ Gordon F. Lee
Gordon F. Lee
Chief Executive Officer